SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer Pursuant to Rules 13a-16 and 15d-16
Under the Securities Exchange Act of 1934

P.E.
4-30-02

For the month of April, 2002

Royal Standard Minerals Inc.
(Translation of registrant's name into English)

3258 Mob Neck Road, Heathsville, VA, 22473
(Address of principle executive offices)

Indicate by check mark whether the registrant files or will file Annual reports under Form 20-F or Form 40-F

Form 20-F X Form 40-F ________

Indicate by check mark whether the registrant by furnishing the Information contained in this Form is also thereby furnishing the Information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ________ No X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the Undersigned, thereunto duly authorized.

Royal Standard Minerals Inc.
(Registrant)

Date June 14, 2002 By: ______________________
(Signature)*
Roland M. Larsen - President

* Print the name and title of the signing officer under his signature.

ROYAL STANDARD MINERALS INC.
CONSOLIDATED BALANCE SHEETS (PREPARED BY MANAGEMENT)
(Expressed in United States Dollars)

	April 30, 2002 $ (Unaudited)	January 31, 2002 $ (Audited)
ASSETS		
Current		
Cash and cash equivalents	1,139,143	554,925
Funds held in trust	76,536	-
Marketable securities	47,000	47,000
Receivables	20,629	18,043
	1,283,308	619,968
Exploration properties	171,390	113,078
	1,454,698	733,046
LIABILITIES		
Current		
Payables and accruals	35,781	45,905
SHAREHOLDERS' EQUITY		
Capital stock (Note 2)	6,400,701	5,667,723
Contributed surplus	1,425,413	1,425,413
Deficit	(6,407,197)	(6,405,995)
	1,418,917	687,141
	1,454,698	733,046

ROYAL STANDARD MINERALS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT (PREPARED BY MANAGEMENT)
(UNAUDITED)
(Expressed in United States Dollars)

	Three Months Ended April 30, 2002 $	Three Months Ended April 30, 2001 $
INTEREST INCOME	178	1,413
EXPENSES		
General and administrative	9,166	16,026
Exchange loss (gain)	(7,786)	5,586
	1,380	21,612
NET LOSS FOR THE PERIOD	(1,202)	(20,199)
DEFICIT, BEGINNING OF PERIOD	(6,405,995)	(6,701,643)
DEFICIT, END OF PERIOD	(6,407,197)	(6,721,842)
BASIC LOSS PER SHARE (NOTE 4)	0.000	(0.001)

ROYAL STANDARD MINERALS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (PREPARED BY MANAGEMENT)
(Expressed in United States Dollars)
(UNAUDITED)

	Three Months Ended April 30, 2002 $	2001 $
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss for the period	(1,202)	(20,199)
Changes in non-cash working capital:		
Funds held in trust	(76,536)	-
Receivables	(2,586)	(15,169)
Payables and accruals	(10,124)	(419)
	(90,448)	(35,787)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of common shares net of share issue costs	732,978	123,052
CASH FLOWS FROM INVESTING ACTIVITIES		
Exploration property expenditures	(58,312)	(20,690)
Exchange fluctuation in marketable securities	-	857
	(58,312)	(19,833)
Change in cash and cash equivalents	584,218	67,432
Cash and cash equivalents, beginning of period	554,925	201,728
Cash and cash equivalents, end of period	1,139,143	269,160
Supplementary information		
Interest paid	-	-
Income taxes paid	-	-

(Expressed in United States Dollars)

1. Summary of Significant Accounting Policies

The management of Royal Standard Minerals Inc. (Royal) have prepared these consolidated financial statements in accordance with Canadian generally accepted accounting principles. These statements should be read in conjunction with the audited financial statements for the year ended January 31, 2002. These statements follow the same accounting policies and methods as the January 31, 2002 annual audited consolidated financial statements except for the following:

Stock Based Compensation

Effective February 1, 2002, the Company adopted the recommendations of the CICA Handbook Section 3870, stock based compensation and other stock based payments. This section requires that direct awards of stock and liabilities based on the price of common stock be measured at fair value at each reporting date, with the change in fair value reported in the statements of income and encourages, but does not require, the use of the fair value method for all other types of stock-based compensation plans. None of the Company's plans qualify as direct awards of stock or as plans that create liabilities based on the price of the Company's stock, and as a result, the implementation of the section has no impact on the financial statements. The Company has chosen not to use the fair value method to account for stock-based employee compensation plans, but to disclose pro-forma information for options granted after February 1, 2002. The Company records no compensation expense when options are issued to employees. Any consideration paid by employees on the exercise of the options is credited to capital stock.

The disclosure in these interim financial statements may not conform in all respects to Canadian generally accepted accounting principles for annual financial statements.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the three months ended April 30, 2002 is not indicative of the results that may be expected for the full year ending January 31, 2003.

2. Capital Stock

Authorized
Unlimited number of common shares

	April 30, 2002	
Issued	Shares	Amount $
Balance, beginning of period	19,231,338	5,667,723
Exercise of stock options	810,000	82,978
Private placement, net of issue costs	7,000,000	650,000
Balance, end of period	27,041,338	6,400,701

(Expressed in United States Dollars)

3. Stock Options

As at April 30, 2002, the following common shares were reserved for issuance to directors, officers and employees under Royal's stock option plan:

980,000	shares at CDN $0.17 per share until May 25, 2006
960,000	shares at CDN $0.26 per share until April 25, 2007
595,000	shares at CDN $0.23 per share until May 4, 2005

4. Basic loss per share

Basic loss per share has been determined by dividing net loss attributable to common shareholders by the weighted average number of common shares outstanding during the period. Fully diluted loss per share which reflects the maximum possible dilution from the potential exercise of outstanding stock options is anti-dilutive and is therefore not presented.

5. Income taxes

Royal's provision for income taxes is summarized as follows:

	Three Months Ended April 30, 2002	Three Months Ended April 30, 2001
Net loss for the period	$ (1,202)	$ (20,199)
Expected income taxes (recoverable) at Canadian statutory rates	(524)	(8,912)
Estimated taxable temporary differences valuation allowance	524	8,912
Provision for income taxes	$ -	$ -

(Expressed in United States Dollars)

5. Income Taxes (Continued)

Estimated taxable income for the period ended is nil. Based upon the level of historical taxable income it cannot be reasonably estimated at this time if its more likely than not that Royal will realize the benefits from future income tax assets or the amounts owing from future income tax liabilities.

Consequently, the future recovery or loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance.

The estimated taxable temporary difference valuation allowance will be adjusted in the period that it is determined that it is more likely than not that some portion or all of the future tax assets or future tax liabilities will be realized.

For further information on Royal's actual losses for tax purposes, refer to the January 31, 2002 audited consolidated financial statements.

6. Stock Option Compensation Adjustment

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of employee stock options. As a result, pro forma earnings and earnings per share have been presented.

For purposes of pro forma disclosures, the following assumptions were used under the Black-Scholes option pricing model: dividend yield of 0%; expected volatility of 1,200%; risk-free interest rate of 4% and an expected average life of 4.02 years.

Net loss for the three months ended April 30, 2002	$ (1,202)
Unrecorded stock option compensation adjustment	478,995
Pro forma net loss for the three months ended April 30, 2002	$ (480,197)
Basic and fully diluted loss per share - Pro-forma	$ (0.016)

ROYAL STANDARD MINERALS INC.
SUPPLEMENT TO THE CONSOLIDATED FINANCIAL STATEMENTS (PREPARED BY MANAGEMENT)
FIRST QUARTER ENDED APRIL 30, 2002
(Expressed in United States Dollars)
(UNAUDITED)

At the time of filing the April 30, 2002 unaudited consolidated financial statements on Sedar, the following items were outstanding:

i) Common Shares

27,041,338 Common shares.

ii) Stock Options

880,000	shares at CDN $0.17 per share until May 25, 2006
960,000	shares at CDN $0.26 per share until April 25, 2007
595,000	shares at CDN $0.23 per share until May 4, 2005
655,000	shares at CDN $0.40 per share until May 13, 2007

This information complies with National Instrument 62-102 - Disclosure of Outstanding Share Data.